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                             ZANDARIA VENTURES INC.
                          535 Thurlow Street, Suite 600
                           Vancouver, British Columbia
                                 Canada, V6E 3C2
                            Telephone: 1-888-255-0076
                            Facsimile: 1-888-255-0076


VIA FAX:  202-772-9218

September 6, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attention:  Tim Buchmiller

Dear Sirs:

Re:      Registration Statement on Form SB-2 - Request for Acceleration

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Thursday, September 7, 2006 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.




Yours truly,




         /s/ Steven Cozine
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         Zandaria Ventures Inc.

         Steven Cozine, President